                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-48393


                                 375,000 SHARES

                              SILICON GAMING, INC.

                                  COMMON STOCK

The 375,000 shares of Common Stock of Silicon Gaming, Inc., a California corporation ("SGI" or the "Company") offered by this Prospectus (the "Shares") represent shares issuable upon exercise of warrants issued by SGI (the "Warrants") in connection with the Company's sale of (i) $30,000,000 principal amount of Senior Discount Notes due September 30, 2002 (the "Notes") and (ii) the Warrants to B III Capital Partners, L.P., a Delaware limited partnership (the "Selling Shareholder") which was consummated on September 30, 1997 (the "Financing"). The Shares may be sold from time to time by or on behalf of the Selling Shareholder who is described in this Prospectus under "Selling Shareholder." As part of the Financing, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until the longer of (i) twenty-four months following the date such registration statement is declared effective by the Securities and Exchange Commission (the "Commission") or (ii) if the holder of the Shares is an Affiliate of the Company, the date which is three months after the date on which such holder ceases to be an Affiliate of the Company, provided that the Company first provides such holder with an opinion of counsel to such effect.

The Company has been advised by the Selling Shareholder that it intends to sell all or a portion of the Shares from time to time in The Nasdaq National Market, in negotiated transactions or otherwise, and on terms and at prices then obtainable. The Selling Shareholder and any broker-dealers, agents or underwriters that participate with the Selling Shareholder in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify in certain circumstances the Selling Shareholder against certain liabilities, including liabilities under the Securities Act. The Selling Shareholder has agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers ("NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants and a single counsel for the Selling Shareholder, but excluding underwriting discounts and commissions and transfer taxes and other costs and expenses incident to the offering and sale of the shares to the public which shall be borne by the Selling Shareholder.

THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.

The Company's Common Stock is quoted on The Nasdaq National Market. On April 20, 1998, the last sales price of the Company's Common Stock as reported on The Nasdaq National Market was $9-1/4.

                        ________________________________

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED
            BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                        ________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                        ________________________________

             NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE
            GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION,
         THE COLORADO LIMITED GAMING CONTROL COMMISSION, THE MISSOURI
  GAMING COMMISSION, THE NEW JERSEY CASINO CONTROL COMMISSION NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING
            MEMORANDUM OR THE INVESTMENT MERITS OF THE COMMON STOCK
           HEREBY.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                        ________________________________

                The date of this Prospectus is April 27, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. SGI's Common Stock is traded on The Nasdaq National Market. Reports and other information concerning SGI can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov.

    The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The description of the Company's securities contained in the Company's Registration Statement on Form 10 filed on April 24, 1996 as amended on June 13, 1996 and October 25, 1996;

    2.   Annual Report on Form 10-K for the year ended December 31, 1997; and

    3. Quarterly Reports on Form 10-Q for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

    All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be directed to Silicon Gaming, Inc. at 2800 West Bayshore Road, Palo Alto, California 94303 (telephone number (650) 842-9000), Attn: Investor Relations.

                                  THE COMPANY

    This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

    SGI is engaged in the design, development, production, marketing and sale of what it believes will be the next generation of interactive slot machines for use in casinos and other gaming establishments. The Company's first product, Odyssey/TM/, combines an advanced multimedia gaming platform with software-based games that the Company believes will be more engaging and entertaining than other gaming devices currently available and will, as a result, generate increased gaming revenue per device ("win per machine") for the casino operator.

    Odyssey features high resolution video presented across the full surface of a large touchscreen display. The games feature high quality animation, video clips, digital sound and a level of visual appeal and interactivity that the Company believes is unattainable by the current generation of slot machines.
The Company is attempting to maximize the entertainment value offered on the video screen by providing multiple levels of achievement within certain games, so that, through successful play over a period of time, a player may advance to a bonusing sequence and win additional jackpots. SGI believes that, by utilizing these features, its products will encourage longer and more frequent periods of play by existing slot machine customers and attract new gaming customers who are seeking greater entertainment value than that offered by the current generation of slot machines. The Company has designed its machines with a number of unique player features, such as play stoppage entertainment. In addition, Odyssey's modular components and Machine Management System/TM/ software provide easy-to-use diagnostics designed to minimize player inconvenience and machine down-time.

    The majority of today's slot machines are "hardware dominant," consisting of a fixed and unvarying game played out on spinning reels or a small video screen mounted within a large metal box. By contrast, Odyssey is "software dominant," in that the attraction and entertainment value of its machines is created by software programs that run SGI's games. Odyssey offers a selection of a suite of six different games on a single machine. Furthermore, Odyssey's 26-inch-diagonal touchscreen display serves both as the play field when the machine is in use and a source of attraction by displaying sample game highlights and information when the machine is not in use. Another benefit of a "software dominant" machine is that casino operators can quickly and easily change or upgrade games. The Company expects that casino operators will be able to upgrade SGI's machines simply by installing new software, rather than by replacing an entire slot machine.

    Odyssey features a number of sophisticated technology components, including a 133-MHz Pentium processor, a 4-gigabyte hard drive, state-of-the-art video processing devices and a high speed PCI bus. The software powering Odyssey is significantly more complex and flexible than the software driving current generation slot machines and video gaming devices. The Company believes that the programs driving current generation gaming devices utilize approximately 0.1 megabytes of information. By contrast, each of the Company's games utilizes several hundred megabytes of information, requiring storage on a high capacity hard drive.

    SGI was incorporated in California on July 27, 1993. Its principal offices are located at 2800 W. Bayshore Road, Palo Alto, California 94303. The Company's telephone number is (650) 842-9000.

                                  RISK FACTORS

    The following risk factors should be considered in conjunction with the other information included and incorporated by reference in its Prospectus before purchasing the Common Stock offered hereby issuable upon conversion of the Warrants.

UNCERTAIN MARKET ACCEPTANCE; RISK OF TECHNICAL ERRORS; SINGLE PRODUCT

    To achieve commercial success, the Company's product must be accepted both by casino operators and gaming patrons. Because acceptance of the product by casino operators will ultimately depend on win per machine, the Company believes that its ultimate success will depend on player acceptance. The Company's first gaming platform, Odyssey, has only been installed in casinos for a limited period and the Company has only limited market studies and player data to support its belief that Odyssey will be accepted by slot players. There can be no assurance that Odyssey will be accepted by casino patrons. Initial player interest in the product may be affected by its novel design in addition to any inherent advantages it may have over competing platforms and may therefore not be indicative of the long-term success of Odyssey in the marketplace. Player preferences are highly subjective, vary substantially among geographic and demographic markets and are subject to unpredictable change. Because the Company's product offers features not found on traditional slot machines, it may not appeal to players for whom familiarity and predictability are important considerations.

    The Company sells its machines at prices that are substantially higher than the prices of most competing products. In light of these higher sale prices, coupled with the Company's status as a new and relatively small entrant in a market dominated by larger companies, Odyssey's success will require that it demonstrate superior, as opposed to merely comparable, win per machine when compared to traditional slot machines and other gaming platforms offered by more established competitors. Although several casinos have agreed to purchase or to install and evaluate the Company's product, any additional purchases of the product by these casinos, or others that may conduct similar evaluations in the future, will be subject to the superior performance of the product on the casino floor.

    Odyssey has been licensed for manufacture, distribution and sale in Nevada and Missouri and the Company has only recently commenced installing its machines on casino floors. Because of the limited opportunity for the Company to test its gaming platform under long-term play conditions, there can be no assurance that a substantial technical difficulty with, or an undetected error in, the Company's software or hardware will not arise, possibly resulting in unanticipated costs, production delays or delays in product licensing.

    The Company's success will depend on the success of a single product. Because sales of its slot machine and related software will comprise the Company's only source of revenue in the foreseeable future, any interruption in these sales due to a technical problem will prevent the Company from earning revenue unless and until the cause of such interruption can be remedied. In addition, Odyssey's success will also depend upon the Company's ability to generate new and successful software-based games which are readily accepted in the marketplace. Moreover, should Odyssey fail to win broad acceptance in the market, the Company's business, financial condition and results of operations would be materially and adversely affected, and investors would be exposed to the loss of all or a substantial portion of their investment.

EXPECTATION OF LOSSES; NEGATIVE CASH FLOWS

    As of September 30, 1997, the Company had net losses since inception, and the Company expects to continue to incur substantial losses and negative cash flows at least through mid-1998. There can be no assurance that the Company will become profitable or cash flow positive at any time in the future. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications and the competitive and regulatory environment in which the Company must operate. To date, the Company's operations have focused primarily on product development, and the Company has had limited experience in the areas of manufacturing, sales, product distribution or customer support. Accordingly, it is not possible to estimate future operating expenses and revenue based upon historical operating performance. Operating results will depend, in part, on matters over which the Company has little or no control, including, without limitation, the ability of the Company to obtain the licenses necessary to conduct its business, competition, the actual number of orders for its product, gaming regulations and taxes.

CAPITAL REQUIREMENTS

    The Company believes that its cash and equivalents and short-term investments, will be sufficient to fund its capital and operating requirements until the Company is capable of generating positive cash flow from operations. The Company's Financing is intended primarily to fund its product roll-out, expand operations, and fund the adoption of its revenue sharing plan. The cash flow generated by sales under this plan is recognized over an extended period, as the aggregate win per day is earned, and therefore has an adverse effect on the Company's working capital compared to other pricing options. In addition to the Financing, the Company may be required to seek additional financing before it achieves positive cash flow. There can be no assurance that the Company will be able to obtain such financing, or that, if it is able to obtain such financing, it will be able to do so on satisfactory terms or on a timely basis. If additional funds are raised through the issuance of equity, convertible debt or similar securities, shareholders may experience substantial dilution, and such securities may have rights or preferences senior to those of Common Stock. Moreover, if adequate funds are not available to satisfy the Company's short-term or long-term capital requirements, the Company may be required to limit or discontinue its revenue sharing plan, scale back its product roll-out, or limit its operations significantly. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can introduce its product, the market acceptance and competitive position of such product, the extent to which the customers choose the revenue participation plan, the response of competitors to the product and the ability of the Company's management and its product to satisfy the corporate licensing and product licensing requirements in various jurisdictions.

COMPETITION

    The gaming machine industry is characterized by intense competition that is based on, among other things, a device's ability to generate win per machine through product appeal to players, and knowledge of customer requirements such as ease of use, quality of service, support and training, distribution, name recognition and price. In recent years, the gaming machine market has been dominated by International Game Technology ("IGT") which, according to industry sources, captured approximately 75% of the market in 1996. Because of its extensive market presence, distribution capacity, player acceptance and financial, technological and other resources, IGT represents formidable competition. Several other companies, including Bally Gaming International, Inc. ("Bally Gaming"), are established in, or are seeking to enter, the gaming machine business. Companies in historically unrelated industries, such as Sega Enterprises Ltd. ("Sega"), have technological resources that could offer them a competitive advantage in developing multimedia-based gaming machines. In general, the Company's existing competitors, as well as many potential new competitors, have significantly greater financial and technical resources than the Company, as well as more established customer bases and distribution channels, any of which could afford them a competitive advantage in developing multimedia-based gaming machines. Any success the Company might have may benefit existing competitors and induce new competitors to enter the market. If Odyssey displays a potential to capture a significant share of the gaming machine market, the Company's competitors can be expected to employ a variety of tactics to limit erosion of their market share, including price reductions, acceleration of new product development or acquisition of new, competitive technologies. In the face of such tactics, there can be no assurance that the Company will be a successful competitor in the gaming machine industry.

MANAGEMENT OF GROWTH

    Execution of the Company's plan of operation will require significant growth. The Company's current plans for growth will place a significant strain on the Company's financial, managerial and other resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to attract, motivate and train key employees. If the Company's executives are unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

  The operations of the Company depend to a great extent on the management efforts of its officers and other key personnel and on the ability to attract new key personnel and retain existing key personnel. Competition is intense for highly skilled product development employees in particular. There can be no assurance that the Company will be successful in attracting and retaining such personnel or that it can avoid increased costs in order to do so. In addition, the Company's officers and key employees are not bound by noncompetition agreements that extend beyond their employment at the Company, and there can be no assurance that employees will not leave the Company or compete against the Company. The Company's failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on the Company's operating results and financial condition. The Company currently maintains a "key-man" life insurance policy in the amount of $3 million on the life of Andrew S. Pascal, the Company's Executive Vice President--Marketing and Game Development.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; RISK OF LITIGATION

    The Company regards its product as proprietary and relies primarily on a combination of patent, trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect its proprietary rights. Defense of intellectual property rights can be difficult and costly, and there can be no assurance that the Company will be able effectively to protect its technology from misappropriation by competitors. In addition, the protections offered by trademark, copyright and trade secret laws would not prevent a competitor from designing games having appearance and functionality that closely resemble the Company's games. At present, the Company's principal proprietary technology consists of its game authentication algorithm, which is designed to prevent tampering with the game software that is resident in its product, and its random number generator algorithm, which determines the outcome of each gaming proposition. While the Company believes that these algorithms are unique at present, there can be no assurance that a competitor of the Company will not succeed in developing an authentication algorithm or a random number generator algorithm that performs as well as, or better than, the Company's. Moreover, although the Company has applied for and received certain patents and trademarks for its intellectual property, there can be no assurance that such patents and trademarks will not be successfully challenged in subsequent litigation.

    As the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. The Company may also become subject to infringement claims, with or without merit, that are brought by competitors who are motivated by a desire to disrupt the Company's business. Although the Company is not currently aware of any claim that it is infringing upon any intellectual property rights, there can be no assurance that the Company will not face claims, with or without merit, in the future. Any such claims or litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on the Company's business and financial condition. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse effect on the Company's business, operating results and financial condition.

RAPIDLY CHANGING TECHNOLOGY

    The Company's product utilizes hardware components that have been developed primarily for the personal computer and multimedia industries. These industries are characterized by rapid technological change and product enhancements. The Company's ability to remain competitive and retain any technological lead may depend in part upon its ability to continually develop new slot machine games that take full advantage of the technological possibilities of state-of-the-art hardware. Should any current or potential competitor of the Company succeed in developing a competing software-based gaming platform, such competitor could be in a position to outperform the Company in its ability to exploit developments in microprocessor, video or other multimedia technology. The emergence of a suite of slot machine games that is superior to the Company's in any respect could substantially diminish the Company's product sales and thereby have a material adverse effect on the Company's operating results.

LIMITED MANUFACTURING EXPERIENCE

    In order for the Company to be successful, its product must be manufactured to meet high quality standards in commercial quantities at competitive prices. The Company has only recently begun to manufacture Odyssey for commercial distribution and has had no prior experience in large-scale manufacturing of gaming machines. The transition to large-scale manufacturing of Odyssey will involve various risks and uncertainties including unforeseen costs or assembly difficulties and the possibility that anticipated efficiencies or economies of scale will fail to materialize as the Company begins manufacturing in greater volumes. A failure by the Company to successfully manage this transition would have a material adverse affect on the Company's business, operating results or financial condition.

DEPENDENCE ON SINGLE-SOURCE SUPPLIERS

    The Company currently obtains a number of its system's components from single-source suppliers. In particular, the touchscreen and picture tube that comprise the video display are supplied by MicroTouch Systems, Inc. and Philips Display Components Company, respectively. The Company does not have long-term supply contracts with these suppliers but rather obtains these components on a purchase order basis. Although the design of these components is not unique or proprietary and the Company believes that it could identify alternative sources of supply, if necessary, there can be no assurance that the Company would be able to procure, substitute or produce such components without a significant interruption in its assembly process in the event that these single sources were unable to supply these components. Even where the Company has multiple sources of supply for a component, industry-wide component shortages, such as those that have occurred with various computer components, could significantly delay productivity, increase costs or both. The failure or delay by any supplier to furnish the Company with required components would have a material adverse effect on the Company's business, financial condition and results of operations.

LEVERAGE, SUBORDINATION OF SHAREHOLDERS AND RESTRICTIONS ON FUTURE FINANCIAL ACTIVITIES

    In connection with the sale of the Notes in the Financing, the Company incurred $30 million of indebtedness. The Company's principal and interest obligations have increased substantially as a result of the Financing. The degree to which the Company is leveraged could materially and adversely affect the Company's ability to obtain future financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations is dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

    The Notes are secured by all of the Company's assets as well as all of the assets of the Company's subsidiaries. As a result, in the event of bankruptcy, liquidation or reorganization of the Company or certain other events, the assets of the Company will be available to pay obligations on the Notes prior to any payment to the Company's shareholders, and there may not be sufficient assets remaining to pay amounts due to such shareholders then outstanding.

    The Securities Purchase Agreement by and between the Company and the Selling Shareholder (the "Securities Purchase Agreement") also contains various covenants, restrictions and limitations on the Company's ability to undertake future financial activities. Such restrictions and limitations could materially and adversely affect the Company's ability to obtain future financing and could limit or restrict the Company's ability to conduct future business transactions. See "Description of Notes."

SLOWING IN TREND TO LEGALIZE GAMING

    Growth in demand for slot machines historically has been driven by the opening of new casinos, including casinos in jurisdictions where gaming has recently been legalized. However, in recent years, the legalization of gaming in new jurisdictions has been significantly reduced; therefore, demand based on new openings will be largely limited to new projects in existing markets. There can be no assurance that the slot machine industry will sustain the rate of growth that was possible in the first half of this decade.

REGULATORY APPROVAL

    The Company will be required to obtain and maintain the necessary licenses, approvals, findings of suitability and product approvals in all jurisdictions in which it intends to distribute its product. The licensing and approval processes can involve extensive examination of the Company and its officers, directors, employees, principal shareholders and product, and can require significant expenditures of time and resources by the Company. Distribution of gaming devices in U.S. gaming jurisdictions generally requires both corporate approval and product approval. The Company and certain of its subsidiaries have received the requisite corporate approvals in Nevada, Mississippi, Missouri and Colorado. The Company has also applied for corporate approval in New Jersey, Minnesota and Indiana and intends to file for approval in other jurisdictions where its product can be sold legally. Odyssey was approved for sale in Nevada on March 20, 1997 and in Missouri on October 17, 1997 after review by Gaming Laboratories International, Inc. ("GLI"), an independent testing facility. On December 18, 1997, Odyssey was approved by the Mississippi Gaming Commission. The Company has also submitted Odyssey for testing in New Jersey and to GLI for approval in New Mexico. There can be no assurance that Odyssey will be approved in any additional jurisdiction. The regulations relating to company and product licensing are subject to change, and other jurisdictions, including the federal government, may elect to regulate or tax gaming activities. The Company cannot predict the nature of any such changes or their impact on the Company. In addition to the initial product approval, the Company is required to submit all software and hardware modifications to the various regulatory laboratories. These modifications normally take between 30 and 45 days to process.

    Any legal or beneficial holder of the Company's Common Stock may be subject to investigation by any gaming authority in any jurisdiction in which the Company does business if such authorities have reason to believe that such ownership may be inconsistent with the gaming policies of that jurisdiction. Persons who acquire legal or beneficial ownership of more than certain designated percentages of the Common Stock may be subject to certain reporting and qualification procedures. In addition, changes in control of the Company and certain other corporate transactions may not be effected without the prior approval of gaming authorities in other jurisdictions in which the Company plans to do business. Such provisions could adversely affect the marketability of the Company's Common Stock or prevent certain corporate transactions, including mergers or other business combinations. See "Business--Gaming Regulation and Licensing."

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although the Company believes that its products and systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, operating results and financial condition. The business, operating results and financial condition of the Company's customers could be adversely affected to the extent that they utilize third-party software products which are not Year 2000 compliant. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

POSSIBLE VOLATILITY OF COMMON STOCK PRICE

    The market price of the Company's common stock has historically experienced significant fluctuations and may continue to fluctuate significantly. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Common Stock to fluctuate substantially, particularly on a quarterly basis. In addition, stock prices for many technology-related companies fluctuate widely for reasons which may be unrelated to operating results of such companies.
These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially and adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

LIMITATIONS ON REPURCHASE OF NOTES

    Upon a Change of Control, the holder of the Notes will have certain rights including requiring the Company to redeem all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have or be able to obtain sufficient funds to pay the repurchase price for all Notes tendered by the holder. In addition, any future credit agreements or other agreements relating to other indebtedness to which the Company becomes a party may contain restrictions and provisions which prohibit the Company from repurchasing or redeeming any Notes or provide that a Change of Control would constitute an event of default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing or redeeming Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming Notes. In such case, the Company's failure to repurchase tendered Notes may constitute an Event of Default under and as defined in the Securities Purchase Agreement, which may, in turn, constitute a further default under the terms of other indebtedness that the Company may enter into from time to time. See "Description of Notes--Redemption at Option of Holders upon a Change of Control."

NO DIVIDENDS

    The Company has not paid any cash dividends in the past and does not expect to do so in the foreseeable future.

                  BUSINESS -- GAMING REGULATION AND LICENSING

GENERAL REGULATION OF SHAREHOLDERS OF PUBLICLY TRADED CORPORATIONS

    In most jurisdictions, any beneficial owner of the Company's Common Stock is subject on a discretionary basis to being required to file applications with gaming regulatory authorities, be investigated and found suitable or qualified as such. In addition, shareholders whose holdings of Common Stock exceed certain designated percentages are subject to certain reporting and qualification requirements imposed by state and federal gaming regulators and, any shareholder, if found to be unsuitable, may be required to immediately dispose of its holdings of Common Stock. See "--Nevada Regulatory Matters," "-- Missouri Regulatory Matters," "--Colorado Regulatory Matters," "--New Jersey Regulatory Matters," and "--Mississippi Regulatory Matters."

    The Company must obtain a registration, license, approval or finding of suitability, and equipment approval in all jurisdictions before it can offer gaming devices for sale to licensed gaming operations within those jurisdictions. The licensing process usually involves the licensing or approval of certain officers, directors, and shareholders of the corporation, and approval of the specific product that the Company wants to offer for sale.

NEVADA REGULATORY MATTERS

    The manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada, the manufacture and distribution of associated equipment for use in Nevada, and the ownership and operation of slot machine routes in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and
(ii) various local ordinances and regulations. Such activities are subject to the licensing and regulatory control of the Nevada Commission, the Nevada Board, and various local, city and county regulatory agencies (collectively referred to as the "Nevada Gaming Authorities").

    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming, or manufacturing or distribution of gaming devices at any time or in any capacity; (ii) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment; (iii) the establishment and maintenance of responsible accounting practices and procedures; (iv) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenue, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
(v) the prevention of cheating and fraudulent practices; and (vi) the provision of a source of state and local revenue through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company's operations.

    On June 19, 1996 the Company was registered by the Nevada Commission as a publicly-traded corporation (a "Registered Corporation"), and SGI-Nevada was approved as a manufacturer, distributor and operator of a slot machine route.
On March 20, 1997, the Nevada Commission granted final approval of the Company's product. Such gaming approvals require the periodic payment of fees and taxes and are not transferable. As a Registered Corporation, the Company is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a shareholder of, or receive any profit from SGI-Nevada without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and SGI-Nevada have obtained the various registrations, approvals, permits and licenses in order to engage in manufacturing, distribution and slot route activities in Nevada.

    All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers and distributed or sold by licensed distributors. All gaming devices manufactured for use or play in Nevada must be approved by the Nevada

Commission before distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Nevada Board, a field trial and a determination as to whether the gaming device meets strict technical standards that are set forth in the regulations of the Nevada Commission. Associated equipment must be administratively approved by the Chairman of the Nevada Board before it is distributed for use in Nevada.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation or its subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Company and SGI-Nevada are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position. On June 19, 1996 SGI's Chief Executive Officer, Chief Financial Officer, the required directors and SGI-Nevada's sole officer and director were found suitable by the Nevada Commission.

    If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with SGI or SGI-Nevada, the Company would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or SGI-Nevada to terminate the employment of any person who refuses to file appropriate applications. Determination of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    The Company and SGI-Nevada are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company are required to be reported to or approved by the Nevada Commission.

    If it were determined that the Nevada Act was violated by the Company or SGI-Nevada, the registration and gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, SGI-Nevada and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Limitation, conditioning or suspension of any gaming license could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

    Any beneficial holder of a Registered Corporation's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability determined as a beneficial holder of the Registered Corporation's voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

    The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10% but not more than 15%, of the Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered

Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by shareholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

    Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any shareholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Common Stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with the Company or SGI-Nevada, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or
(iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

    The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the stock certificates of the Company to bear a legend indicating that the securities are subject to the Nevada Act. However, the Nevada Commission has not imposed such a requirement on the Company to date, but it is unknown whether the Nevada Commission will impose such a requirement on the Company in the future.

    As a Registered Corporation, the Company may not make a public offering of its securities, without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Approval of a public offering, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

    Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's shareholders for the purposes of acquiring control of the Registered Corporation.

    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which gaming operations are to be conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenue received; or (ii) the number of gaming devices operated. Annual fees are also payable to the State of Nevada for renewal of licenses as a manufacturer, distributor and operator of a slot machine route.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the state of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

    In the future, SGI intends to seek the necessary registrations, licenses, approvals, and findings of suitability for the Company, its product and its personnel in other jurisdictions throughout the world. However, there can be no assurances that such registrations, licenses, approvals or findings of suitability will be obtained. Many other jurisdictions in which the Company wishes to do business require various licenses, permits, and approvals in connection with the manufacture and/or distribution of gaming devices, typically involving restrictions similar in most respects to those of Nevada.

MISSOURI REGULATORY MATTERS

    Gaming was originally authorized in the state of Missouri in November 1992. On April 29, 1993, new legislation (the "Missouri Act") was enacted which replaced the 1992 legislation. In January 1994 the Missouri Supreme Court handed down a decision which held that the operation of certain games of chance such as traditional slot machines was prohibited by the constitution of the state of Missouri. On November 8, 1994, the people of Missouri voted in favor of an amendment to the Missouri constitution to allow slot machine gaming in the state. Six months prior to the constitutional amendment, the state legislature enacted a statute defining Mississippi and Missouri Rivers to include artificial spaces located 1,000 feet or less from the closest edge of the main channel of the river. The constitutional amendment, however, authorized games of change "only upon the Mississippi River and the Missouri River." In August 1996, three Missouri taxpayers filed a lawsuit seeking to prevent the licensing of a gaming facility in an artificial space not contiguous to the river, but within 1,000 feet of the main channel. The lower court dismissed the action summarily. On November 25, 1997 the Supreme Court of Missouri reversed the lower court decision.

    In Akin et. al. v. Missouri Gaming Commission, et. al., 956 S.W. 261 (Mo.
1997), the Supreme Court ordered the lower court to hear evidence and make findings consistent with the Supreme Court opinion that "the 1994 constitutional amendment authorizes games of chance to be conducted on excursion gambling boats and floating facilities solely over and in contact with the surface of the Mississippi and Missouri Rivers. Such gambling may occur in artificial spaces that are contiguous to the surface stream (and thus river-based), but not in other artificial spaces that are not contiguous to the surface stream of the river (that are land-based)."

    Without a state-wide referendum explicitly permitting games of chance to be conducted adjacent to, as opposed to contiguous with, the Mississippi and Missouri Rivers, six of Missouri's 11 casinos could lose their licenses to operate slot machines and other games of chance within the state.

    Currently, SGI-Missouri has an exclusive agreement with the Stations Casino projects in Kansas City and St. Charles, Missouri, with 130 Odyssey's at the Kansas City casino and 60 Odyssey's at the St. Charles casino. The Kansas City facility would be impacted by a finding that it is not in compliance with the requirement that the casino be "in contact" with the river. The St. Charles facility is not one of the six Missouri casinos affected by the Supreme Court's decision. The exclusive arrangement between SGI-Missouri and Stations Casinos ends on October 30, 1998, at which time the other casinos operating in the state become potential customers.

    Irrespective of the challenge to the configuration of the state's gaming facilities, the Missouri Act provides for the licensing and regulation of excursion gambling boat operations on the Mississippi and Missouri Rivers in the state of Missouri and the licensing and regulation of persons who distribute gaming equipment and supplies to gaming licensees. An excursion gambling boat is a boat, ferry or other floating facility on which gaming is allowed. The Missouri Act limits the loss per individual on each excursion to $500, but does not otherwise limit the amount which may be wagered on any bet or the amount of space in the vessel which may be utilized for gaming.

    The Missouri Act is to be implemented and enforced by a five-member Missouri Commission. The Missouri Commission is empowered to issue such number of riverboat gaming licenses as it determines to be appropriate. A gaming license cannot be granted to any gaming operator unless the voters in such operator's "home dock" city or county have authorized gaming activities on gaming riverboats.

    On September 1, 1993, the Missouri Commission adopted rules and regulations (the "Missouri Regulations") governing the licensing, operation and administration of riverboat gaming in the state of Missouri and the form of application for such licensure. The Missouri Regulations generally provide for four types of licenses--a Class A owner's license; a Class B operator's license; a supplier's license; and an occupational license. In addition, the Missouri Regulations remain subject to amendment and interpretation, and may further limit or otherwise adversely affect the Company and its Missouri gaming operations.

    Directors and certain officers and key persons of the Company and Silicon Gaming-Missouri ("SGI-Missouri"), a wholly-owned subsidiary of SGI, must file personal disclosure forms with the gaming license application and must be found suitable by the Missouri Commission. Further, the Missouri Regulations require that all employees of SGI-Missouri who are involved in gaming operations and who are employed on the licensed premises must file applications for and receive Missouri gaming occupational licenses. The Missouri regulations require disclosure by the Company and SGI-Missouri of any person or entity holding any direct or indirect ownership interest in SGI- Missouri. SGI-Missouri is also required to disclose the names of the holders of all of the Company's and SGI-Missouri's debt including a description of the nature and terms of such debt. The Missouri Commission may, in its sole discretion, request additional information with respect to such holders. Missouri suppliers' gaming licenses must be renewed annually for a fee of $5,000 or such greater amount as may be determined by the Commission. On November 8, 1996, SGI-Missouri was granted a temporary supplier's license by the Missouri Commission.

    Under Missouri law, gaming licenses are not transferable, and under the Missouri Regulations the transfer of (i) any ownership interest in a privately held business entity or (ii) a 5% or greater interest in a publicly traded company directly or indirectly holding a Missouri gaming license is prohibited without the approval of the Missouri Commission. Further, without the prior approval of the Missouri Commission, the Missouri Regulations prohibit withdrawals of capital, loans, advances or distribution of any assets in excess of 5% of accumulated earnings by a license holder to anyone with an ownership interest in the license holder.

    The Missouri Regulations specifically provide that any action of the Missouri Commission shall not indicate or suggest that the Missouri Commission has considered or passed in any way on the marketability of the applicant or licensee's securities, or on any other matter, other than the applicant or licensee's suitability for licensure under Missouri law. A Missouri gaming license holder can be disciplined in Missouri for gaming-related acts occurring in another jurisdiction which result in disciplinary action in the other jurisdiction.

    The Missouri Commission has broad powers to require additional disclosure by an applicant during the processing of a gaming application, to deny gaming licensure and to administratively fine or suspend or revoke a gaming license for failure to comply with or for violation of the Missouri Act or Missouri Regulations.

COLORADO REGULATORY MATTERS

    The State of Colorado created the Division of Gaming (the "Division") within the Department of Revenue to license, implement, regulate and supervise the conduct of limited gaming. The Director of the Division, under the supervision of a five-member Colorado Commission, has been granted broad power to ensure compliance with the Colorado Regulations. The Director may inspect, without notice, impound or remove any gaming device. He may examine and copy any licensee's records, may investigate the background and conduct of licensees and their employees, and may bring disciplinary actions against licensees and their employees. He also may conduct detailed background investigations of persons who loan money to the Company.

    The Colorado Commission is empowered to issue five types of gaming and gaming-related licenses. The failure or inability of the Company or Silicon Gaming-Colorado, Inc. (the "Colorado subsidiary"),or others associated with the Company or the Colorado subsidiary, to obtain or maintain necessary gaming licenses will have a material adverse affect on the operations of the Company. All persons employed by the Company and the Colorado subsidiary and involved, directly or indirectly, in gaming operations in Colorado also are required to obtain a Colorado gaming license. The Colorado subsidiary's license must be reviewed annually and those of its key and support employees every two years. On January 24, 1997, Silicon Gaming-Colorado, Inc., was granted a manufacturer and distributor license by the Colorado Limited Gaming Control Commission and the Company was found suitable to be an associated person of the Colorado subsidiary.

    In addition, pursuant to the Colorado Regulations, no manufacturer or distributor of slot machines may have an interest in any casino retailer or operator, allow any of its officers or persons with a substantial interest in it to have such an interest, employ any person if such person is employed by a casino retailer or operator, or allow any casino retailer or operator or person with a substantial interest therein to have an interest in a manufacturer's or distributor's business. "Substantial interest" means the lesser of: as large an interest (direct or indirect) in the licensee as that of any other shareholder, partner or principal, or any financial or equity interest equal to or greater than 5%. Notwithstanding the definition of "substantial interest," there may remain an argument that the ownership of less than 5% of the voting securities of a publicly traded licensee or publicly traded affiliate of a licensee is not a substantial interest. On December 15, 1997, the Division ruled that it is unlawful for any officers, directors or persons holding a substantial interest in a manufacturer/distributor to hold publicly or privately traded stock in a corporation operating as a retailer in Colorado, and vice versa.

    Under the Colorado Regulations, any person or entity having any direct or indirect interest in a gaming licensee or an applicant for a gaming license, including, but not limited to, the Company and shareholders of the Company, may be required to supply the Colorado Commission with substantial information, including, but not limited to, background information, source of funding information, a sworn statement that such person or entity is not holding his interest for any other party, and fingerprints. Such information, investigation and licensing as an "associated person" automatically will be required of all persons (other than certain institutional investors discussed below) which directly or indirectly own ten percent (10%) or more of a direct or indirect legal, beneficial or voting interest in the Colorado subsidiary, through their ownership in the Company. Such persons must report their interest and file appropriate applications within 45 days after acquiring such interest. Persons directly or indirectly having a five percent (5%) or more interest (but less than 10%) in the Colorado Subsidiary, through their ownership in the Company, must report their interest to the Colorado Commission within ten
(10) days after acquiring such interest and may be required to provide additional information and to be found suitable. If certain institutional investors provide certain information to the Colorado Commission, such investors, at the Colorado Commission's discretion, may be permitted to own up to 14.99% of the Colorado Subsidiary, through their ownership in the Company, before being required to be found suitable. All licensing and investigation fees will have to be paid for by the person in question. The associated person investigation fee currently is $48.00 per hour.

    The Colorado Commission also has the right to request information from any person directly or indirectly interested in, or employed by, a licensee, and to investigate the moral character, honesty, integrity, prior activities, criminal record, reputation, habits and associations of (i) all persons licensed pursuant to the Colorado Limited Gaming Act, (ii) all officers, directors and shareholders of a licensed privately held corporation, (iii) all officers, directors and shareholders holding either a five percent (5%) or greater interest or a controlling interest in a licensed publicly traded corporation,
(iv) all general partners and all limited partners of a licensed partnership,
(v) all persons who have a relationship similar to that of an officer, director or shareholder of a corporation (such as members and managers of a limited liability company), (vi) all persons supplying financing or loaning money to any licensee connected with the establishment or operation of limited gaming, and
(vii) all persons having a contract, lease or ongoing financial or business arrangement with any licensee, where such contract, lease or arrangement relates to limited gaming operations, equipment, devices or premises.

    In addition, under the Colorado Regulations, every person who is a party to a "gaming contract" with an applicant for a license, or with a licensee, upon the request of the Colorado Commission or the Director, promptly must provide to the Colorado Commission or Director all information which may be requested concerning financial history, financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community, and all other information which might be relevant to a determination whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Director or the Colorado Commission to require a licensee or applicant to terminate its "gaming contract" (as defined below) with any person who failed to provide the information requested. In addition, the Director or the Colorado Commission may require changes in "gaming contracts" before an application is approved or participation in the contract is allowed. A "gaming contract" is defined as an agreement in which a person does business with or on the premises of a licensed entity.

    An application for licensure or suitability may be denied for any cause deemed reasonable by the Colorado Commission or the Director, as appropriate. Specifically, the Colorado Commission and the Director must deny a license to any applicant who (i) fails to prove by clear and convincing evidence that the applicant is qualified, (ii) fails to provide information and documentation requested; (iii) fails to reveal any fact material to qualification, or supplies information which is untrue or misleading as to a material fact pertaining to qualification; (iv) has been, or has any director, officer, general partner, shareholder, limited partner or other person who has a financial or equity interest in the applicant who has been, convicted of certain crimes, including the service of a sentence upon conviction of a felony in a correctional facility, city or county jail, or community correctional facility or under the state board of parole or any probation department within ten years prior to the date of the application, gambling-related offenses, theft by deception or crimes involving fraud or misrepresentation, is under current prosecution for such crimes (during the pendency of which license determination may be deferred), is a career offender or a member or associate of a career offender cartel, or is a professional gambler; or (v) has refused to cooperate with any state or federal body investigating organized crime, official corruption or gaming offenses.

    If the Colorado Commission determines that a person or entity is unsuitable to own interests in the Company, then the Company or the Colorado Subsidiary may be sanctioned, which may include the loss by the Company or the Colorado Subsidiary of their respective approvals and licenses.

    The Colorado Commission does not need to approve in advance a public offering of securities, but rather requires a filing of notice and additional documents with regard to such public offering prior to such public offering. Under the regulations, the Colorado Commission may, in its discretion, require additional information and prior approval of such public offering.

    In addition, the Colorado Regulations prohibit a licensee or affiliated company thereof, such as the Company, from paying dividends, interest or other remuneration to any unsuitable person, or recognizing the exercise of any voting rights by any unsuitable person. Further, the Company may repurchase the shares of anyone found unsuitable at the lesser of the cash equivalent to the original investment in the Company or the current market price. Further, the regulations require anyone with a material involvement with a licensee, including a director or officer of a holding company, such as the Company, to file for a finding of suitability if required by the Colorado Commission.

    In addition to its authority to deny an application for a license or suitability, the Colorado Commission has jurisdiction to disapprove a change in corporate position of a licensee and may have such authority with respect to any entity which is required to be found suitable by the Colorado Commission. The Colorado Commission has the power to require the Company and the Colorado Subsidiary to suspend or dismiss managers, officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities, and may have such power with respect to any entity which is required to be found suitable.

    A person or entity may not sell, lease, purchase, convey or acquire a controlling interest in the Company without the prior approval of the Colorado Commission. The Company may not sell any interest in the Colorado Subsidiary without the prior approval of the Colorado Commission.

    Limited gaming facilities in Colorado must not exceed certain gaming square footage limits as a total of each floor and the full building. Casinos in Colorado may operate only between 8:00 a.m. and 2:00 a.m., and may permit only individuals 21 years or older to gamble in the casino. The law permits slot machines, blackjack and poker, with a maximum single bet of $5.00. Casinos may not provide credit to their gaming patrons.

    The Colorado Constitution permits a gaming tax of up to 40% on adjusted gross gaming proceeds. The Colorado Commission currently has set a gaming tax rate of 2% on adjusted gross gaming proceeds of up to and including $2 million, 4% over $2 million and including $4 million, 14% over $4 million up to and including $5 million, 18% over $5 million and up to an including $10 million and 20% on adjusted gross gaming proceeds in excess of $10 million. The Colorado Commission also has imposed an annual device fee of $75 per gaming device. The Colorado Commission may revise the gaming tax rate and device fee from time to time. Central City Black Hawk and Cripple Creek each have imposed annual device fees of approximately $1,000 per gaming device and may revise the same from time to time.

    Colorado has certain unique regulatory laws which, if adversely interpreted or not modified, may limit or adversely affect the ability of the Company to enter in, or compete within, the Colorado market. First, as noted, gaming in Colorado constitutionally is limited to slot machines, blackjack and poker. Although no manufacturer or distributor has attempted to distribute the Company's type of interactive game, it should be included within the definition of "slot machine." In preliminary discussions, Division personnel have stated that the device likely is a "slot machine," although neither the Division nor the Commission have formally ruled on the issue and will not do so until the product is submitted to the Division for approval.

    Second, Colorado constitutionally limits the maximum single bet to $5.00. Colorado statutes define a bet to be an amount placed as a wager in a game of chance. If the Company's product permits multiple rounds of betting at $5.00 per round, it would be unclear whether Colorado would permit such betting. If Colorado does not permit multiple round bets in excess of $5.00, then the Company would need to adjust its machines to limit the total bets to $5.00, including all rounds.

    Third, Commission Regulations define the requirements of slot machines, including limitations on the ability to alter the slot machine's program and the internal requirements of the slot machine itself. The Company's proposed machines do not comply with existing Commission Regulations. Although the Company intends to seek a change in the Commission's Regulations, there can be no assurance that such changes will be made. If the Regulations are not changed, then the Company will need to modify its machines to conform to Colorado requirements. Even as so modified, the Company's machines must be approved by the Division as meeting existing Regulations and there is no assurance that the Company will receive such approval or will receive such approval in a timely basis.

NEW JERSEY REGULATORY MATTERS

    Casino gaming in New Jersey is regulated by the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq., and regulations promulgated thereunder (the "NJCCA"). The NJCCA created the New Jersey Casino Control Commission ("NJCCC"), which is authorized to decide all license applications and other matters and to promulgate regulations, and created the New Jersey Division of Gaming Enforcement (the "NJDGE"), which is authorized to investigate all license applications, make recommendations to the NJCCC, and prosecute violations of the NJCCA. Under the NJCCA, any enterprise providing goods or services to a casino must register with or be licensed by the NJCCC. The Company and its wholly-owned subsidiary, Silicon Gaming-New Jersey, Inc., filed the necessary documents in order to be licensed by the NJCCC.

    Business enterprises providing goods or services directly related to casino gaming or simulcast wagering must be licensed as a gaming related Casino Service Industry ("CSI") prior to conducting business with New Jersey casino licensees or must have filed a complete application for CSI licensure with the NJCCC and received the permission of the NJCCC for each business transaction.

    A CSI license application consists of a Business Entity Disclosure Form for the applicant and each of its holding companies and Personal History Disclosure Forms for each individual required to be found qualified. The application fee consists of a non-refundable deposit of $5,000 and an obligation to pay an additional $5,000 if the processing of the application requires more than 1,000 but less than 2,000 hours and a further $5,000 if the processing of the application exceeds 2,000 hours. The same fee structure applies to any renewal application.

    In connection with a license application, the NJDGE conducts an investigation of the Company to determine its suitability for licensure. In order for the requisite CSI license to be issued by the NJCCC to the Company and maintained, the Company's officers, directors and key employees and all beneficial owners of more than five percent (5%) of the Company's Common Stock must be found qualified by the NJCCC. In order to be found qualified, the Company, its officers, directors, key employees and five percent (5%) shareholders must demonstrate by clear and convincing evidence their good character, honesty and integrity and their financial stability, integrity and responsibility. Any other shareholder or other person associated with the Company whom the NJCCC deems appropriate, in its discretion, is also required to be qualified. If a person is required to and fails to submit to qualification or submits to qualification and is found disqualified by the NJCCC, the NJCCC may prohibit casinos in New Jersey from doing business with the Company.

    However, "institutional investors" (as defined in the NJCCC) may be granted a waiver of the requirement to be found qualified by the NJCCC. An institutional investor includes any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees, investment company registered under the Investment Company Act of 1940, collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, closed end investment trust, chartered or licensed life insurance company or property and casualty insurance company, banking and other chartered or licensed lending institution, and investment advisor registered under The Investment Advisors Act of 1940. At the discretion of the NJCCC, a waiver of qualification may be granted to such institutional investors provided the securities are owned for investment purposes only and the institutional investor certifies that it has no intention of influencing or affecting the affairs of the issuer or its holding companies.

    After 30 days following the filing of a CSI license application with the NJCCC, the Company may seek permission from the NJCCC to conduct specific business transactions with a New Jersey casino. Such "transactional waivers" will only be granted in the absence of an objection by the NJDGE. Such approvals are granted for a maximum term of six (6) months subject to renewal.

    A CSI license is issued for an initial period of two years and is thereafter renewable for four year periods. There is no guarantee that the Company will be granted an initial license or that, following the issuance of an initial CSI license or any renewal thereof, the Company will continue to be granted renewals of the license. Additionally, upon application of the NJDGE, the NJCCC may at any time review any license issued by it and determine to suspend, revoke or place conditions on such license.

    In addition to the required licensure from the NJCCC, the gaming equipment manufactured, distributed or sold by the Company to New Jersey casinos is subject to a technical examination by the NJDGE and approval by the NJCCC for, at a minimum, quality, design, integrity, fairness, honesty and suitability.
The approval process includes the submission of a model of the machine to the NJDGE for testing, examination and analysis and for comparison with documentation of the schematics, block diagram, circuit analysis and written explanation of the method of operation, odds determination and all other pertinent information. The model remains in the custody of the NJDGE unless otherwise directed by the NJCCC. All costs of such testing, examination and analysis are borne by the Company. As part of this approval process, the NJCCC may require that the manufacturer of any component of the gaming equipment which the NJCCC, in its discretion, determines is essential to the gaming operation of the device submit to licensing. Such components would include the computer control circuitry which causes or allows the device to operate as a gambling device. The failure or refusal of such a manufacturer to submit to licensing or the denial of a license by the NJCCC to such manufacturer would result in the inability of the Company to distribute and market that gambling device to New Jersey casinos. Prior to a decision by the NJCCC to approve a particular model of machine, it may require up to 60 days trial period to test the machine in a licensed casino. During the trial period, the manufacturer or distributor of the machine shall not be entitled to receive revenue of any kind whatsoever. Once a model is approved by the NJCCC, all machines of that model placed in operation in licensed casinos shall operate in conformity with the model tested by the NJDGE. Any changes in the design, function or operation of the machine are subject to prior approval by the NJCCC in consultation with the NJDGE.

MISSISSIPPI REGULATORY MATTERS

    The manufacture, sale and distribution of gaming devices for use or play in Mississippi are subject to the Mississippi Gaming Control Act and the regulations promulgated thereunder (collectively, the "Mississippi Act"). Such activities are subject to the licensing and regulatory control of the Mississippi Gaming Commission (the "Mississippi Commission") and the Mississippi State Tax Commission (collectively referred to as the "Mississippi Gaming Authorities"). Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act and regulations promulgated thereunder.

    On June 20, 1996 the Company was registered by the Mississippi Commission as a publicly traded corporation (a "Registered Corporation") and the holding company of Silicon Gaming-Mississippi, Inc. (the "Mississippi Subsidiary").
Also on June 20, 1996 the Mississippi Subsidiary was licensed as a manufacturer and distributor. SGI and the Mississippi Subsidiary are required to periodically submit detailed financial and operating reports to the Mississippi Commission and furnish any other information which the Mississippi Commission may require. The Company and the Mississippi Subsidiary have received the various registrations, approvals, permits and licenses in order to engage in manufacturing, distribution and gaming activities as presently conducted in Mississippi. Such licenses, registrations and approvals are not transferable, are initially issued for a two-year period and must be renewed periodically thereafter.

    Similar to Nevada, the Mississippi Commission may investigate and find suitable any individual who has a material relationship to, or material involvement with, the Company or the Mississippi Subsidiary, including record or beneficial holders of any of the voting securities of the Company, holders of debt obligations, and officers, directors and employees of the Company and the Mississippi Subsidiary. The Company and the

Mississippi Subsidiary are required to maintain a current stock ledger in Mississippi which may be examined by the Mississippi Commission at any time. The Company believes that all required findings of suitability currently required have been applied for or obtained. Any applicant for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

    The Mississippi Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Mississippi Commission and such person may be required to be found suitable. The Mississippi Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Mississippi Commission for a finding of suitability. The Mississippi Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a Registered Corporation's Common Stock. Under certain circumstances, an "institutional investor," as defined by Mississippi Commission policy, which acquires more than 5%, but not more than 10%, of the Registered Corporation's voting securities may apply to the Mississippi Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only.

    The Company may not make a public offering of its securities without the approval of the Mississippi Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Mississippi, or to retire or extend obligations incurred for such purposes.

    If it were determined that the Mississippi Act was violated by the Mississippi Subsidiary, the licenses it holds could be limited, condition, suspended or revoked, subject to compliance with certain statutory and regulatory procedures, which action, if taken, could materially adversely affect the Company's manufacturing and distribution.

FEDERAL REGULATION

    The Federal Gambling Devices Act of 1962 (the "Federal Act") makes it unlawful, in general, for a person to manufacture, deliver, or receive gaming machines, gaming machine type devices and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. The Company is required to register and renew its registration annually. The Company has complied with such registration requirements. In addition, various record keeping equipment identification requirements are imposed by the Federal Act. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties.

NATIVE AMERICAN GAMING

    Gaming on Native American lands, including the terms and conditions under which gaming equipment can be sold or leased to Native American tribes, is or may be subject to regulation under the laws of the tribes, the laws of the host state, the Indian Gaming Regulatory Act of 1988 ("IGRA"), which is administered by the National Indian Gaming Commission (the "NIGC") and the Secretary of the U.S. Department of the Interior (the "Secretary"), and also may be subject to the provisions of certain statutes relating to contracts with Native American tribes, which are administered by the Secretary. As a precondition to gaming involving gaming machines, IGRA requires that the tribe and the state have entered into a written agreement (a "tribal-state compact") that specifically authorizes such gaming, and that has been approved by the Secretary, with notice of such approval published in the Federal Register. Tribal-state compacts vary from state to state. Many require that equipment suppliers meet ongoing registration and licensing requirements of the state and/or the tribe and some impose background check requirements on the officers, directors, and shareholders of gaming equipment suppliers. Under IGRA, tribes are required to regulate all commercial gaming under ordinances approved by the NIGC. Such ordinances may impose standards and technical requirements on gaming hardware and software, and may impose registration, licensing and background check requirements on gaming equipment suppliers and their officers, directors, and shareholders.

APPLICATION OF FUTURE OR ADDITIONAL REGULATORY REQUIREMENTS

    In the future, the Company intends to seek the necessary registrations, licenses, approvals and findings of suitability for the Company, its product and its personnel in other U.S. and foreign jurisdictions in which the Company identifies significant sales potential for its product. However, there can be no assurance that such registrations, licenses, approvals or findings of suitability will be obtained and will not be revoked, suspended or conditioned or that the Company will be able to obtain the necessary approvals for its future products as they are developed in a timely manner, or at all. If a registration, license, approval or finding of suitability is required by a regulatory authority and the Company fails to seek or does not receive the necessary registration, license, approval or finding of suitability, the Company may be prohibited from selling its product for use in the respective jurisdiction or may be required to sell its product through other licensed entities at a reduced profit to the Company.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

                                          Period from                         Nine-months       Year          Year
                                           inception           Year ended       ended          ended         ended
                                        (July 17, 1993)         March 31,     December 31,   December 31,  December 31,
                                        to March 31, 1994         1995           1995           1996          1997
                                      ----------------------  ------------    ------------  ------------   ------------
Ratio of earnings to fixed charges
                                                --                  --             --            --            --

For the purposes of calculating the ratio of earning to fixed charges, (i) earnings consists of consolidated income (loss) before income taxes plus fixed charges and (ii) fixed charges consists of interest expense incurred and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings were inadequate to cover fixed charges by $1,844,000, $13,557,000 and $21,746,000 for the year ended March 31,
1995 and the years ended December 31, 1996 and 1997, respectively. The Company had no fixed charges during the period from inception (July 27, 1993) through March 31, 1994 and the nine months ended December 31, 1995.

                       DESCRIPTION OF NOTES AND WARRANTS

  The Notes were issued pursuant to the Securities Purchase Agreement. The Warrants were issued pursuant to the Warrant Agreement (as defined below). A copy of the form of Note, the Securities Purchase Agreement, the Warrant Agreement, the form of Warrant and the Registration Rights Agreement (as defined below) have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Notes, the Securities Purchase Agreement, the Warrant Agreement, the Warrant and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes, the Securities Purchase Agreement, the Warrant Agreement, the Warrant and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Note, the Securities Purchase Agreement, the Warrant Agreement, the Warrant or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to the "Company" are solely to Silicon Gaming, Inc., a California corporation, and not its Subsidiaries unless otherwise noted.

  DESCRIPTION OF NOTES

  General

  The Notes are senior discount obligations of the Company, in the aggregate principal amount of $30 million secured by all of the assets of the Company and its Subsidiaries. Of the $30 million, the Company has agreed to redeem $5 million in principal amount on September 30, 2001. The remaining $25 million matures on September 30, 2002. The Notes bear interest at the rate of 12 1/2% per annum from January 1, 1999, until maturity. Interest is payable semiannually in cash on January 1, and July 1 of each year, commencing on July 1, 1999.

  The Notes are redeemable (i) at the Company's option in whole or from time to time in part at the various times and redemption prices set forth in "Description of Notes--Redemption--Optional Redemption," and (ii) upon the failure of the purchaser of the Notes (the "Purchaser"), the holders of the Notes (the "Holders") or the beneficial owners of the Notes to be licensed, qualified or found suitable under any gaming laws of any jurisdiction ("Gaming Laws") as determined by any gaming governmental authority ("Gaming Authority"). Notwithstanding the foregoing, the Company has agreed to redeem $5 million in principal amount of the Notes on September 30, 2001.

  If not previously redeemed, the Notes are redeemable at the Holders' option
(i) in whole or in part, upon a Change of Control (as defined below) at any time within 30 days after the completion of an Offer made as a result of a Change of Control (as defined below), at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Purchase Date (as defined below), subject to certain conditions set forth in the Securities Purchase Agreement or (ii) following a Securities Sale or a Mezzanine Debt Financing, from the Net Cash Proceeds of such Securities Sale or Mezzanine Debt Financing; provided that an Offer to make a Securities Sale or Mezzanine Debt Financing Redemption shall be made by the Company only if, and to the extent that, the aggregate amount of Net Cash Proceeds from all such Securities Sales and Mezzanine Debt Financings exceeds $40,000,000.

  The Securities Purchase Agreement contains financial covenants, restrictions and limitations on the Company, including, but not limited to, limitations on the making of Restricted Payments, limitations on the incurrence of various types of indebtedness described in the Securities Purchase Agreement ("Indebtedness"), limitations on Liens, limitations on the entering into of certain transactions with Affiliates, limitations on the Company's Subsidiaries' ability to agree to Payment Restrictions and the undertaking of various issuances, dispositions or repurchases of securities or assets by the Company.

     Redemption and Offers to Purchase

        Optional Redemption
        -------------------

  The Notes are redeemable at the Company's option on at least 30 and not more than 60 days' notice, in whole, or from time to time in part, at the price per $1,000 principal amount at maturity set forth below (the "Accreted Value"), together with accrued and unpaid interest to the Redemption Date.



                                                     Price Per $1,000

         Period                                      Principal Amount
         ------                                      ----------------

         April 1998                                    $  894.61
         May 1998                                      $  906.85
         June 1998                                     $  919.09
         July 1998                                     $  931.32
         August 1998                                   $  943.56
         September 1998                                $  955.79
         October 1998                                  $  969.05
         November 1998                                 $  982.30
         December 1998                                 $  995.56
         January 1999                                  $  997.20
         February 1999                                 $  998.84
         After February 28, 1999                       $1,000.00

  Notwithstanding any other redemption provision in the Notes or the Securities Purchase Agreement, if any Gaming Authority requires that the Purchaser or any Holder or beneficial owner of the Notes, Warrants or Shares must be licensed, qualified or found suitable under any Gaming Laws in order to maintain any material gaming license, registration or approval of the Company, or its Gaming Subsidiaries under such Gaming Laws, and the Purchaser, Holder or beneficial owner of the Notes, Warrants or Shares fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so by such Gaming Authority (or such lesser period that may be required by such Gaming Authority), or if such Purchaser, Holder or beneficial owner is not so licensed, qualified or found suitable, the Purchaser, Holder or beneficial owner of such securities shall comply with any order by such Gaming Authority that such Person dispose of any such securities held by it; provided, however, that in the event the Purchaser, Holder or beneficial owner of such securities does not comply with such order within the required period, the Company shall have the option as its sole remedy with respect to the Notes to call for redemption of the Notes of such Purchaser, Holder or beneficial owner at a price in cash equal to the Accreted Value thereof on the Redemption Date, plus accrued and unpaid interest to the Redemption Date, and except as may be required by any Gaming Authority, the Company shall comply with the procedures contained in the Notes for their redemption. The Company shall pay or reimburse any Purchaser, Holder or beneficial owner of the Securities who is required to apply for a license, qualification or finding of suitability, for the costs or expenses incurred therewith except with respect to any Purchaser, Holder or beneficial owner of the Securities whose affirmative actions have directly caused such Purchaser, Holder or beneficial owner to so apply.

    Mandatory Redemption on September 30, 2001
    ------------------------------------------

  On September 30, 2001, the Company is required to redeem $5 million in principal amount of the Notes (without prepayment penalty or premium) at 100% of the principal amount so redeemed, plus any accrued and unpaid interest thereon to the Redemption Date.

   Mandatory Offer by the Company Upon a Change of Control, Securities Sale or
   ---------------------------------------------------------------------------
   Mezzanine Debt Financing
   ------------------------

  If not previously redeemed, the Notes will be subject to redemption (a "Change of Control Redemption") at the Holders' option, in whole or in part, at any time within 30 days after the completion of an Offer made as a result of a Change of Control (but with respect to any partial tender of Notes, the Company shall only be required to purchase principal amounts in integral multiples of $1,000), at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Purchase Date, subject to certain conditions set forth in the Securities Purchase Agreement.

  In addition, if not previously redeemed, as soon as practicable, but in no event later than 10 Business Days after any date (with respect to both a Securities Sale or a Mezzanine Debt Financing, a "Repayment Trigger Date") that the aggregate amount of Net Cash Proceeds from all Securities Sales and Mezzanine Debt Financings exceed $40,000,000, the Company shall commence an Offer to purchase the maximum principal amount of the Notes that may be purchased out of such Net Cash Proceeds, at an offer price per $1,000 principal amount equal to the Accreted Value in the period in which the Purchase Date occurs, plus accrued and unpaid interest to the Purchase Date. To the extent that any such Net Cash Proceeds remain after completion of an Offer, the Company may use the remaining amount for any purpose permitted by the Securities Purchase Agreement.

  Within 10 days after any Change of Control, any Securities Sale or any Mezzanine Debt Financing, the Company is obligated to give to each Holder all instructions and materials necessary to enable them to tender the Notes pursuant to any Offer, as provided in the Securities Purchase Agreement.

  The term "Change of Control" means any transaction or series of transactions in which any of the following occurs: (a) any Person or group (within the meaning of Rule 13d-3 under the Exchange Act and Sections 13(d) and 14(d) of the Exchange Act) becomes the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of 25% or more of the issued and outstanding shares of Capital Stock entitled to vote in the election of directors of the Company or the Surviving Person (if other than the Company); or (b) individuals who on September 30, 1997, constituted the Company's Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least a majority of the Company directors then still in office who were either directors on September 30, 1997, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

  The term "Offer" means the Company's irrevocable offer to repurchase the Notes for cash after a Change of Control, Securities Sale or Mezzanine Debt Financing.

  Upon a Change of Control, Securities Sale or Mezzanine Financing, each Holder will have certain rights, at the Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes. If a Change of Control, Securities Sale or Mezzanine Financing were to occur, there can be no assurance that the Company would have or be able to obtain sufficient funds to pay the purchase price for all Notes tendered by the Holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including Senior Indebtedness) to which the Company becomes a party may contain restrictions and provisions which prohibit the Company from repurchasing or redeeming any Notes or provide that a Change of Control, Securities Sale or Mezzanine Financing would constitute an event of default thereunder. If a Change of Control, Securities Sale or Mezzanine Financing occurs at a time when the Company is prohibited from repurchasing or redeeming Notes, the Company could seek the consent of its lenders to the repurchase or redemption of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Securities Purchase Agreement, which could, in turn, constitute a further default under the other Indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Securities Purchase Agreement would likely restrict payments to the Holders.

  There is no sinking fund provided for the Notes.


        Payment

  The principal of, premium, if any, and interest (except defaulted interest) on the Notes will be payable in money of the United States, against surrender thereof of the Notes to the Company. The Company will pay interest on the Notes (except defaulted interest) to the Person who is the registered Holder of the Notes at the close of business on the record date for the next Interest Payment Date even if such Notes are canceled after such record date and on or before such Interest Payment Date. Holders must surrender Notes to the Company to collect principal payments on such Notes. The Company will pay principal, premium, if any, and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. However, the Company may pay principal, premium, if any, and interest by wire transfer of Federal funds, or interest by check payable in such money, and any such check may be mailed to a Holder's registered address. The Company shall pay interest on overdue principal and premium, if any, from time to time on demand at the rate of 1.5% per annum in excess of the interest rate then in effect and shall pay interest on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. The Company shall also pay interest from time to time after March 31, 1998, at the rate of 2.0% per annum in excess of the interest rate then in effect if the Company fails to provide adequate evidence of the grant of a security interest to the Holders. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

        Limitation on Restricted Payments

  The Company and its Subsidiaries are restricted from directly or indirectly making any Restricted Payment, except (i) payments, prepayments, repurchases, redemptions and acquisitions with respect to Indebtedness not incurred in violation of the Securities Purchase Agreement, and (ii) Restricted Payments by the Company or its Subsidiaries if (A) at the time of and after giving effect to the proposed Restricted Payment no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, (B) at the time of and immediately after giving effect to the proposed Restricted Payment, the Company could incur at least $1.00 of additional Indebtedness pursuant to the Securities Purchase Agreement and (C) at the time of and immediately after giving effect to the proposed Restricted Payment (the value of any such payment if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution, provided that in the event such value exceeds $1,000,000, such determination shall be supported by a fairness opinion of an Independent Financial Advisor) the aggregate amount of all Restricted Payments (excluding all payments, investments, redemptions, repurchases, retirements and other acquisitions specifically allowed for in the Securities Purchase Agreement) does not exceed an amount equal to the sum of (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first day of the first month of the first fiscal quarter after the date of the Securities Purchase Agreement in which Consolidated Net Income is positive through the last full fiscal quarter for which quarterly or annual financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit), plus (B) an amount equal to 100% of the aggregate Net Cash Proceeds received by the Company from the issuance and sale (other than to a Subsidiary of the Company) of Qualified Capital Stock to the extent that such proceeds are not used to redeem, repurchase, return or otherwise acquire Capital Stock or any Indebtedness of the Company or any Subsidiary pursuant to the redemption, repurchase, retirement or other acquisition for value of any capital stock or any Indebtedness of the Company or any Subsidiary in exchange for, or out of the Net Proceeds of, the substantially concurrent sale (other than to the Company or a Subsidiary) of qualified Capital Stock of the Company, plus (C) an amount equal to 100% of the aggregate principal amount of any Indebtedness incurred after the date hereof converted into Qualified Capital Stock. Notwithstanding the foregoing, the following Restricted Payments may be made: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Securities Purchase

Agreement; (ii) the payment of any dividend on the Company's Redeemable Convertible Preferred Stock in accordance with the dividend provisions set forth in the Company's Articles of Incorporation for such Redeemable Convertible Preferred Stock as in effect on the date of the Securities Purchase Agreement;
(iii) the redemption, repurchase, retirement or other acquisition for value of any Capital Stock or any Indebtedness of the Company or any Subsidiary in exchange for, or out of the Net Cash Proceeds of, the substantially concurrent sale (other than to the Company or a Subsidiary of the Company) of Qualified Capital Stock of the Company; (iv) the redemption of the Notes under the circumstances set forth in the Securities Purchase Agreement; and (v) Restricted Payments which do not exceed an aggregate of $1,000,000.

       Limitation on Transactions with Affiliates

  The Company and its Subsidiaries are limited from entering into any transaction or series of transactions to sell, lease, transfer, exchange or otherwise dispose of any of their properties or assets to or to purchase any property or assets from, or for the direct or indirect benefit of, an Affiliate of the Company or of any Subsidiary of the Company, make any Investment in or enter into any contract, agreement, understanding, loan, advance or Guarantee with, or for the direct or indirect benefit of, an Affiliate of the Company or of any Subsidiary of the Company (each, including any series of transactions with one or more Affiliates, an "Affiliate Transaction"), unless the Board of Directors of the Company or the relevant Subsidiary determines, as evidenced by a Board Resolution, that the terms of such Affiliate Transaction are fair and reasonable to the Company or the relevant Subsidiary and no less favorable to the Company or the relevant Subsidiary than those that could have been obtained at that time in a comparable arms-length transaction by the Company or such Subsidiary with an unrelated Person. In addition, neither the Company nor any of its Subsidiaries shall enter into an Affiliate Transaction involving or having a potential aggregate value of more than $1,000,000 unless, in addition to the requirements above, (i) such transaction has been approved by a majority of the Board of Directors of the Company or the relevant Subsidiary who have no direct or indirect interest in the Affiliate Transaction or in the Affiliate that is a party to the Affiliate Transaction, or in any other party that is an Affiliate of any such Affiliate, and (ii) the Company delivers to the Holders an Officers' Certificate certifying that such conditions have been satisfied. In addition, neither the Company nor any of its Subsidiaries shall enter into an Affiliate Transaction involving or having a potential aggregate value of more than $5,000,000 unless, in addition to all of the requirements above, the Board of Directors of the Company or the relevant Subsidiary first has received a written opinion from an Independent Financial Advisor for the benefit of the Company and the Holders, which firm is not receiving any contingent fee or other consideration directly or indirectly related to the successful completion of the Affiliate Transaction, to the effect that the proposed Affiliate Transaction is fair to the Company from a financial point of view.

  The limitations on transactions with Affiliates shall not apply to (i) any Restricted Payment that is made in compliance with the provisions in the Securities Purchase Agreement referenced in "Limitations on Restricted Payments," (ii) the reasonable and customary fees and compensation paid to or indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary, as determined by the Board of Directors of the Company or such Subsidiary or the senior management thereof in good faith, (iii) transactions exclusively between or among the Company and any Wholly-Owned Subsidiary or exclusively between or among Wholly-Owned Subsidiaries, provided such transactions are not otherwise prohibited by the Securities Purchase Agreement, and (iv) any Affiliate Transaction in existence as of September 30, 1997.

       Limitation on Issuances and Dispositions of Capital Stock of Subsidiaries

  The Company (a) is restricted from permitting any Subsidiary to transfer, convey, sell, or otherwise dispose of any Capital Stock, or securities convertible into or exercisable or exchangeable for, or options, warrants, rights or any other interest with respect to, Capital Stock of such Subsidiary to any Person (other than the Company or a Wholly-Owned Subsidiary) unless such transfer, conveyance, sale, or other disposition is of 100% of the Capital Stock of such Subsidiary held by the Company and the Net Cash Proceeds from such transactions are applied in accordance with the limitation on the sale of assets set forth in the Securities Purchase Agreement and (b) is restricted from permitting any Subsidiary to issue shares of its Capital Stock (other than directors' qualifying shares), or securities convertible into or exercisable or exchangeable for, or options, warrants, rights or any other interest with respect to, its Capital Stock to any Person other than to the Company or a Wholly-Owned Subsidiary.

        Events of Default and Acceleration

   The following constitute "Events of Default" under the Securities Purchase
Agreement: (i) failure by the Company to make any payment in respect of (A) the principal of or premium, if any, on the Notes as the same shall become due, whether at maturity, upon acceleration, redemption or otherwise, or (B) interest on or in respect of the Notes as the same shall become due, and such failure shall continue for a period of 15 Business Days; (ii) failure by the Company for 30 days after receipt of notice from the Holders of at least 25% of the principal amount of the outstanding Notes to comply with any other provisions of the Securities Purchase Agreement or the Notes; (iii) default under any mortgage, agreement or instrument under which there may be Incurred or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness now exists, or is created after the date hereof if (A) such default results in the acceleration of such Indebtedness prior to its express maturity or shall constitute a default in the payment of such Indebtedness at final maturity of such Indebtedness, and (B) the principal amount of any such Indebtedness that has been accelerated or not paid at maturity, when added to the aggregate principal amount of all other such Indebtedness that has been accelerated or not paid at maturity, exceeds $1,000,000; (iv) failure by the Company or any of its Subsidiaries to pay final judgments, the uninsured portion of which exceeds $1,000,000, which judgments are not paid, discharged, bonded or stayed for a period of 90 days after the date of entry thereof; (v) if under any Bankruptcy Law, (A) the Company or any Subsidiary commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a Custodian of it or for all or substantially all of its Property, or makes a general assignment for the benefit of its creditors, or (B) a court of competent jurisdiction enters an order or decree, and such order or decree remains unstayed and in effect for 60 days, that is for relief against the Company or any Subsidiary in an involuntary case, appoints a Custodian of the Company or any Subsidiary or for all or substantially all of the Property of the Company or any Subsidiary, or orders the liquidation of the Company or any Subsidiary; and
(vi) any of the Transaction Documents ceases, for any reason, to be in full force and effect in any material respect, except as a result of an amendment, waiver or termination thereof as contemplated or permitted thereby, or the Company shall so assert in writing. Any notice of default delivered to the Company by the Holders must be in writing and must specify the Event of Default, demand that it be remedied and state that the notice is a "Notice of Default."

        Acceleration

  If an Event of Default (other than one that occurs in connection with a bankruptcy) occurs and is continuing, the Holders of at least 25% in principal amount of the then outstanding Notes may declare all outstanding Notes to be due and payable immediately and, upon such declaration, the principal amount of, and date of payment shall be due and payable immediately. The principal amount of, and premium, if any, and any accrued and unpaid interest on, all outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of any Holder upon a bankruptcy event.

  To the extent permitted under the Securities Purchase Agreement, the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Company may rescind any declaration of acceleration of the Notes and its consequences if (i) the rescission would not conflict with any judgment or decree, (ii) all existing Defaults and Events of Default (other than the nonpayment of principal of, or premium, if any, or interest on, the Notes which have become due by such declaration) shall have been cured or waived, and (iii) the Company has delivered to the Holders an Officers' Certificate to the effect of clauses (i) and (ii) above.

  In the event of a declaration of acceleration because an Event of Default related to a default under a mortgage agreement or instrument evidencing any indebtedness for money borrowed by the Company or its Subsidiaries has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if either (i) the holders of the Indebtedness which is the subject of such Event of Default have waived such failure to pay at maturity or have rescinded the acceleration in respect of such Indebtedness within 10 days of such maturity or declaration of acceleration, as the case may be, and no other Event of Default has occurred during such 10-day period which has not been cured or waived, or (ii) such Indebtedness shall have been discharged or the maturity thereof shall have been extended such that it is not then due and payable, or the underlying default has been cured within 10 days of such maturity or declaration of acceleration as the case may be.

  The Company will be required to furnish to the Selling Shareholder a statement as to the performance by the Company of certain of its obligations under the Securities Purchase Agreement and as to any default in such performance.

       Amendments, Modification and Waiver

  The Company may amend or supplement the Securities Purchase Agreement or the Notes without the consent of any Holder to: (i) cure any ambiguity, defect or inconsistency; provided that such amendment does not adversely affect the rights of any Holder; (ii) provide for uncertificated Notes in addition to or in place of certificated Notes; (iii) provide for the assumption of the Company's obligations to the Holders in the event of any Disposition involving the Company that is permitted by the Securities Purchase Agreement in a merger or consolidation in which the Company is not the Surviving Person; or (iv) make any change that would (A) provide any additional rights or benefits to Holders or
(B) not adversely affect the legal rights under the Securities Purchase Agreement of any Holder.

  In general, the Securities Purchase Agreement and the Notes may be amended or supplemented with the written consent of the Holders of at least a majority of the aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing Default or Event of Default or compliance with any provision of the Securities Purchase Agreement or the Notes may be waived with the consent of Holders of at least a majority of the aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes). Without the consent of each Holder affected, no amendment, supplement or waiver to the Securities Purchase Agreement is allowed to: (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note, or alter the provisions with respect to the redemption of the Notes in a manner adverse to the Holders; (iii) reduce the rate of or change the time for payment of interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of, or premium, if any, or interest on, the Notes (except that Holders of at least a majority in aggregate principal amount of the then outstanding Notes may (A) rescind an acceleration of the Notes that resulted from a non-payment default, and (B) waive the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Securities Purchase Agreement relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or premium, if any, or interest on, the Notes; (vii) waive a redemption payment with respect to any Note; or (viii) make any change regarding a waiver of past defaults or the rights of Holders to receive payments.

  After an amendment or supplement becomes effective, the Company is required to mail to each Holder affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amended or supplemental Agreement or waiver.

  Except as otherwise specified in the Securities Purchase Agreement, if any consent or approval of the Holders is required pursuant to the terms of the Securities Purchase Agreement, such consent or approval shall be deemed to have been given if given by at least a majority of the aggregate principal amount of then outstanding Senior Discount Notes.

  Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent holder of a Note or portion of a Note that evidences the same Indebtedness as the consenting Holder's Note, even if notation of the consent is not made on any such Note. However, any such Holder or subsequent Holder may revoke the consent as to his or her Note or portion of a Note if the Company receives the notice of revocation before the date on which the Company mails to the Holders an Officers' Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to the amendment or waiver.

  The Company may, but shall not be obligated to, fix a record date for the purpose of determining the holders of Notes entitled to consent to any amendment or waiver. If a record date is fixed, then notwithstanding the provisions of the preceding paragraph, those Persons who were holders of Notes at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such amendment or waiver or to revoke any consent previously given, whether or not such Persons continue to be holders of Notes after such record date. No consent shall be valid or effective for more than 90 days after such record date.

         Transfer and Exchange

    When Notes are presented to the Company with a request to register a transfer or to exchange them for an equal principal amount of Notes of other authorized denominations, the Company shall register the transfer or make the exchange if its requirements for such transaction are met; provided, however, that any Note presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Company or duly executed by the Holder of such Note or by its attorney duly authorized in writing. The Company shall not be required to issue, register the transfer of or exchange any Note (i) selected for redemption, in whole or in part, except the unredeemed portion of any Note being redeemed in part may be transferred or exchanged, or (ii) during an Offer if such Note is tendered pursuant to such Offer and not withdrawn.

  No service charge shall be made for any registration of transfer or exchange (except as otherwise expressly permitted in the Securities Purchase Agreement), but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer tax or similar governmental charge payable upon exchanges pursuant to the Securities Purchase Agreement which the Company shall pay).

  Prior to due presentment for registration of transfer of any Note, the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing on such Note made by anyone other than the Company) for the purpose of receiving payment of principal of, and premium, if any, and interest on, such Note and for all other purposes, and notice to the contrary shall not affect the Company.

    DESCRIPTION OF WARRANTS

         General

  The Warrants give the holder thereof the right to purchase up to an aggregate of 375,000 shares (subject to adjustment) of the Company's Common Stock at a purchase price of $15.4375 per share (the "Initial Exercise Price"). The Warrants may be exercised at any time prior to September 30, 2002 after (a) March 30, 1998, (b) eleven (11) business days following the commencement of a tender offer (as provided in Rule 14d-2 of the Exchange Act (as defined below)) with respect to the Common Stock pursuant to Regulation 14D promulgated under the Securities Exchange Act of 1934, as amended, unless the Company has published, sent or given to securityholders pursuant to Rule 14e-2(a) under the Exchange Act a statement that the Company recommends rejection of such tender offer (a "Rejection Recommendation"), (c) after a Rejection Recommendation, if and upon the public announcement by the Company, a filing by the Company with the Securities and Exchange Commission, or the sending by the Company to securityholders of a statement pursuant to Rule 14e-2(b) under the Exchange Act, in each case, which changes the Company's position with respect to such tender offer to a recommendation of acceptance of such tender offer or an expression of no opinion with respect to such tender offer, (d) immediately prior to consummation by the Company of any consolidation or merger with any entity (other than a wholly-owned subsidiary of the Company) other than a consolidation or merger as a result of which each of the stockholders of the Company owns, immediately after consummation of such consolidation or merger, directly or indirectly, at least 70% of the percentage of the fully diluted capital stock of the Company or the surviving entity of such consolidation or merger which such stockholder owned immediately prior to the consummation of such consolidation or merger, calculated without giving effect to the issuance as part of such consolidation or merger of up to 375,000 shares of Common Stock upon exercise of the Warrants, or (e) the consummation by the Company of any sale, transfer or other disposition of all or substantially all of its property, assets or other business, other than to a wholly-owned subsidiary of the Company.

         Exercise

  The Warrants may be exercised by surrendering the certificates representing such Warrants to the Company at its headquarters, together with the Election to Purchase form duly completed and executed, accompanied by payment in full, to the Company of the Exercise Price for each Warrant Share in respect of which such Warrants are being exercised. Such Exercise Price shall be paid in full by
(i) cash or a certified check or a
wire transfer in same day funds in an amount equal to the Exercise Price multiplied by the number of Warrant Shares then being purchased or (ii) delivery to the Company of that number of shares of Common Stock having a Fair Market Value (as defined) equal to the Exercise Price multiplied by the number of Warrant Shares then being purchased. In the alternative, the Holder of a Warrant Certificate may exercise its right to purchase some or all of the Shares subject to such Warrant Certificate, on a net basis, such that, without the exchange of any funds, such Holder receives that number of Warrant Shares subscribed to pursuant to such Warrant Certificate less that number of shares of Common Stock having an aggregate Fair Market Value at the time of exercise equal to the aggregate Exercise Price that would otherwise have been paid by such Holder for the number of Warrant Shares subscribed to pursuant to such Warrant Certificate (a "Net Cashless Exercise").

       Adjustment to Exercise Price

  The Exercise Price of the Warrants shall be subject to adjustment subject to the terms set forth in the Warrant Agreement in the event of (i) declarations by the Company of dividends on its Common Stock or distributions on the outstanding shares of its Common Stock in shares of its Common Stock, (ii) subdivision or reclassification of the outstanding shares of its Common Stock into a greater number of shares or (iii) combinations or reclassifications by the Company of the outstanding shares of its Common Stock into a smaller number of shares. In addition, the Exercise Price of the Warrants shall be subject to adjustment in case (i) the Company fixes a record date for the issuance of rights, options, warrants or convertible or exchangeable securities to all holders of its Common Stock entitling them (for a period which, by its express terms, expires within 45 days after such record date) to subscribe for or purchase shares of its Common Stock at a price per share less than the Current Market Price of a share of Common Stock of the Company on such record date or (ii) the Company fixes a record date for the making of a distribution to all holders of shares of its Common Stock (i) of shares of any class other than its Common Stock or (ii) of evidences of its indebtedness or (iii) of assets (excluding cash dividends or distributions. The Exercise Price of the Warrants shall be subject to adjustment as set forth in the Warrant Agreement in the event the Company issues or sells any shares of Common Stock or any rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding Excluded Securities) at a price per share less than the fair market value of the Common Stock on the date of such issuance or sale. Lastly, the Exercise Price of the Warrants shall be subject to adjustment as set forth in the Warrant Agreement in the case of any Reorganizations (as defined) involving the Company.

       Payment of Taxes and Charges

  The Company will pay all taxes (other than income taxes) and other government charges in connection with the issuance or delivery of the Warrants and the initial issuance or delivery of the Shares upon the exercise of any Warrants and payment of the Exercise Price. The Company shall not, however, be required to pay any additional transfer taxes in connection with the subsequent transfer of Warrants or any transfer involved in the issuance and delivery of the Shares in a name other than the name in which the Warrants to which such issuance relates were registered, and, if any such tax would otherwise be payable by the Company, no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax, or it is established to the reasonable satisfaction of the Company that any such tax has been paid.

       Registration Rights

  The Company has entered into a Registration Rights Agreement with the Selling Shareholder dated September 30, 1997 (the "Registration Rights Agreement"), pursuant to which the Company has agreed to, at the Company's expense and for the benefit of the holders of the Common Stock issuable upon exercise of the Warrants, (i) file with the Commission within 270 days after the date of original issuance of the Notes (the "Target Filing Date"), a registration statement (the "Shelf Registration Statement") covering resales of the Shares,
(ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act 30 days after the earlier of (a) the Target Filing Date or (b) the date on which the Shelf Registration Statement is filed with the Commission and (iii) use its best efforts to keep continuously effective the Shelf Registration Statement until the longer of the period of time between the date the Shelf Registration Statement is declared effective and
(a) the date which is 24 months following the date the Shelf Registration Statement is declared effective, or (b) if such holder is an Affiliate of the Company, the date which is three months after the date on which such holder of the Shares ceases to be an Affiliate of the Company, provided that the Company first provides such holder of the Shares with an opinion of counsel to such effect (the "Effectiveness Period"). The Registration Statement of which this Prospectus forms a part has been filed by the Company pursuant to the Registration Rights Agreement. The Company will be permitted to suspend the use of the prospectus which is part of the Shelf Registration Statement in connection with the sales of the Registrable Securities during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and other events.

  In the event that during the Effectiveness Period the Company suspends the use of the prospectus of which the Shelf Registration Statement is a part more than three times during any period of twelve consecutive months or for more than 30 days, whether or not consecutive, then the Company shall pay liquidated damages to each Holder in the amount of $3.25 per 1,000 Shares included in the Shelf Registration Statement for each week during which the suspension is in effect. The weekly liquidated damages payable by the Company to each holder as a result of the continuance of a suspension period shall increase by an amount equal to $3.25 per 1,000 Shares 60 days after receipt of the suspension notice. The Company has agreed in the Registration Rights Agreement to use its reasonable efforts to cause the Shares issuable upon exercise of the Warrants to be quoted on the Nasdaq National Market, or, if the Common Stock is not then quoted on the Nasdaq National Market, to be listed on such exchange or market in the United States as the Common Stock is then listed, upon effectiveness of the Shelf Registration Statement.

  This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as Exhibit 4.3 to the Registration Statement of which this Prospectus forms a part.

       Governing Law

  The Securities Purchase Agreement, the Notes, the Warrant Agreement, the Warrant and the Registration Rights Agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

                              SELLING SHAREHOLDER

  The Warrants and the Shares issuable upon exercise thereof and offered hereby were issued by the Company to the Selling Shareholder in the Financing, in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed to be either (i) "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or (ii) other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The Selling Shareholder (which term includes its transferees, pledgees, donees or its successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Common Stock issued upon exercise of the Warrants.

  The table below lists the Selling Shareholder, the number of shares of SGI Common Stock which it beneficially owned as of March 1, 1998, the number of Shares subject to sale pursuant to this Registration Statement, and the number of the shares of SGI Common Stock which each would own assuming that such number of Shares were offered and assuming the sale of all such Shares.




                                     Shares Beneficially Owned as of      Shares To       Shares Beneficially Owned
     Selling Shareholder/(1)/                 March 1, 1998           Be Offered Hereby     After Offering/(2)/
-----------------------------------  -------------------------------  -----------------  -------------------------
B III Capital Partners, L.P./(3)/           375,000                       375,000                    0

----------------------

(1) The entity named in the table has sole voting and investment power with respect to all shares of SGI Common Stock shown as beneficially owned by them.

(2)  Assumes that all Shares are sold by the Selling Shareholder.

(3) B III Capital Partners, L.P. is a Delaware limited partnership of which DDJ Capital III, LLC is the general partner. The manager of DDJ Capital III, LLC is DDJ Capital Management, LLC. The address of B III Capital Partners, L.P. is c/o DDJ Capital Management, LLC, 141 Linden Street, Wellesley, MA 02181.

                              PLAN OF DISTRIBUTION

  The sale or distribution of the Shares may be effected directly to purchasers by the Selling Shareholder as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) or on any exchange or in the over-the-counter market, (ii) in transactions other than in the over-the-counter market or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Shares. Any of the transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Shareholder or by agreement between the Selling Shareholder and underwriters, brokers, dealers, or agents, or purchasers. If the Selling Shareholder effects such transactions by selling Shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder or commissions from purchasers of Shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Shareholder and any brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

  Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers.

  The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Shareholder and any underwriters against certain liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholder.

  The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the longer of (i) twenty-four months following the date such registration statement is declared effective by the Commission or (ii) if the holder of the Shares is an Affiliate of the Company, the date which is three months after the date on which such holder ceases to be an Affiliate of the Company, provided that the Company first provides such holder with an opinion of counsel to such effect.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholder.

                                 LEGAL MATTERS

  The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The statements as to matters of law and legal conclusion concerning Nevada gaming laws included under the caption "Risk Factors--Regulatory Approval" and the statements as to matters of law and legal conclusion concerning Nevada gaming laws included under the caption "Business--Gaming Regulation and Licensing--Nevada Regulatory Matters" have been prepared by Lionel Sawyer & Collins, Las Vegas, Nevada, Nevada gaming counsel for the Company, and are included in reliance upon such firm as experts in the gaming laws of the state of Nevada.

  The statements as to matters of law and legal conclusion concerning Mississippi gaming laws included under the caption "Risk Factors--Regulatory Approval" and the statements as to matters of law and legal conclusion concerning Mississippi gaming laws included under the caption "Business--Gaming Regulation and Licensing--Mississippi Regulatory Matters" have been prepared by Phelps Dunbar, L.L.P., Jackson, Mississippi, Mississippi gaming counsel for the Company, and are included in reliance upon such firm as experts in the gaming laws of the state of Mississippi.

  The statements as to matters of law and legal conclusion concerning Missouri gaming laws included under the caption "Risk Factors--Regulatory Approval" and the statements as to matters of law and legal conclusion concerning Missouri gaming laws included under the caption "Business--Gaming Regulation and Licensing--Missouri Regulatory Matters" have been prepared by Green, Schaaf & Margo, P.C., St. Louis, Missouri, Missouri gaming counsel for the Company, and are included in reliance upon such firm as experts in the gaming laws of the state of Missouri.

  The statements as to matters of law and legal conclusion concerning New Jersey gaming laws included under the caption "Risk Factors--Regulatory Approval" and the statements as to matters of law and legal conclusion concerning New Jersey gaming laws included under the caption "Business--Gaming Regulation and Licensing--New Jersey Regulatory Matters" have been prepared by Sterns & Weinroth, A Professional Corporation, Atlantic City, New Jersey, New Jersey gaming counsel for the Company, and are included in reliance upon such firm as experts in the gaming laws of the state of New Jersey.

===============================================================================
NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT PROSPECTUS THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

Available Information.................................................   3

Incorporation Of Certain Documents By Reference ......................   3

The Company...........................................................   4

Risk Factors..........................................................   5

Ratio of Earnings to Fixed Charges....................................  23

Description of Notes and Warrants.....................................  23

Selling Shareholder...................................................  33

Plan Of Distribution..................................................  34

Use Of Proceeds.......................................................  35

Legal Matters.........................................................  35

Experts...............................................................  35

================================================================================

================================================================================

                                  PROSPECTUS

                                --------------


                               375,000 SHARES OF
                                 COMMON STOCK



                             SILICON GAMING, INC.



                                 April 27, 1998


                                 --------------

================================================================================